SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Hipcricket, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.0001 per share
(Title of Class of Securities)

433507100
(CUSIP Number of Class of Securities (Underlying Common Stock))

Ivan Braiker
Hipcricket, Inc.
4400 Carillon Point
Kirkland, Washington 98033
(855) 423-5433
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Kevin Friedmann, Esq.
Richardson & Patel LLP
The Chrysler Building
405 Lexington Ave, 49th Floor
New York, New York 10174
(212) 561-5559
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$158,550	$21.63

* Estimated solely for the purpose of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Issuer common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 5,881,549 shares of Issuer common stock and have an aggregate value of $158,550 as of July 31, 2013, calculated based on a Black-Scholes option pricing model derived from a price per share of Issuer common stock of $0.32, the closing price of the Issuer’s common stock as reported on the OTCBB on July 31, 2013.
** The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.00013640.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21.63	Filing Party: Augme Technologies, Inc.
Form of Registration No.: 005-87565	Date Filed: August 2, 2013

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Securities and Exchange Commission (the “SEC”) on August 2, 2013, as amended by Amendment No. 1 filed with the SEC on August 14, 2013 (the “Schedule TO”), relating to an offer by Augme Technologies, Inc. (“Augme”) to exchange certain outstanding options to purchase the Company’s common stock for replacement options, upon the terms and subject to the conditions set forth in the Offer to Exchange dated August 2, 2013 and amended on August 14, 2013 (the “Offer to Exchange”).

Effective August 23, 2013, Augme changed its name to Hipcricket, Inc. (the “Company”).  The name change was approved by the Company's stockholders at its 2013 Annual Meeting of Stockholders held on July 25, 2013. All references in the Schedule TO and related exhibits to the “Company,” “Augme,” “our,” “us,” or “we” will now refer to Hipcricket, Inc. In connection with the name change, the new CUSIP number for the Company’s common stock is 433507100.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 2 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and the exhibits filed therewith. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Exchange together with the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Exchange expired at 9:00 p.m. Pacific Time on August 29, 2013 (the “Offer Expiration Date”). At that time, the Company cancelled all Eligible Options properly tendered for exchange and immediately thereafter granted Replacement Options to all such tendering Eligible Participants. The results of the Option Exchange were as follows:

Number of Eligible Participants tendering Eligible Options	% of Eligible Participants tendering Eligible Options	Shares of Common Stock subject to Eligible Options Exchanged	% of Shares of Common Stock subject to Eligible Options Exchanged	Shares of Common Stock subject to Replacement Options Granted
75	97%	5,460,424	93%	1,261,710

Replacement Options granted in exchange for Eligible Options have an exercise price equal to $0.42 (being the last trading price per share of the Company’s common stock as reported by Bloomberg LP on the Offer Expiration Date).

Replacement Options will be vested to the extent and in proportion to the vested portions of the Eligible Options and unvested portions of the Eligible Options will remain subject to the same vesting schedule with proportionate adjustment being reflected in the Replacement Options with respect to the number of unvested options subject to the provisions of the 2010 Plan.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HIPCRICKET, INC.

By:	/s/ Ivan E. Braiker
Name: Title:	Ivan E. Braiker Chief Executive Officer and Director

Date:	September 3, 2013